

August 11, 2009

Ms. Hua Meng
Chief Financial Officer, Dahua Inc.
19th Floor, Building C,
Tianchuangshiyuan, Huizhongbeili
Chaoyang District, Beiging, China 100012

Re: **Dahua, Inc.**
           Form 10-K for the year ended December 31, 2008
           Form 10-Q for the quarter ended March 31, 2009
           File No. 0-49852

Dear Ms. Meng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. In future filings please ensure your filing complies with Form 10-K requirements.

Risk Factors - We have identified material weaknesses…, page 21

2. In future filings please remove this risk factor to the extent it is not applicable to the current period presented.

Signatures, page 51

3. We note that your report has not been signed by your Principal Executive Officer or your Principal Accounting Officer. Please ensure all future filings are appropriately signed.

Exhibits 31.1 and 31.2

4. We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 and item 4b of the certifications. Please file an amendment to the 10-K containing full Item 9A disclosure and your financial statements. See Section 246.13 in our July 3, 2008 Compliance & Disclosure Interpretations which is available on the Commission's website at http://www.sec.gov. When filing your amendment, please ensure that your certifying officers sign the certifications.

Form 10-Q for the quarter ended March 31, 2009

Exhibits 31.1 and 31.2

5. We note your reference to being a 'small business issuer.' In future filings please ensure your certifications are appropriately worded in accordance with Item 601(31) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief